Exemptionfile 82-4953

04010410

SUPPL 04 MAR -9 AM 7:21

Amsterdam, 25 February 2004

7% organic net profit growth

Heineken posts strong result in challenging year

	2003	2002	Increase
Group volume[1]	99 million hl	84.8 million hl	17%
Net turnover (excl. excise duties)	€9,255 million	€8,482 million	9%
Net profit	€798 million	€795 million	0.4%
Net profit (excl. extraordinary items and amortisation of goodwill)	€806 million	€795 million	1.4%
Operating result	€1,222 million	€1,282 million	–4.7%
Operating result (excl. extraordinary items and amortisation of goodwill)	€1,327 million	€1,282 million	3.5%
Operating result (excl. extraordinary items and amortisation of goodwill) as a percentage of net turnover	14.3%	15.1%	–80 basis points
Net profit per share	€2.04	€2.03	0.4%
Net profit per share (excl. extraordinary items and amortisation of goodwill)	€2.06	€2.03	1.4%

2003 highlights

- Heineken posted a strong result, despite a combination of adverse external effects, thanks to significant progress in strengthening its brands in its major markets.
- Organic net profit growth, excluding exchange effects, acquisition effects, extraordinary items and amortisation of goodwill, amounted to 7%.
- Net profit (excluding extraordinary items and amortisation of goodwill) rose 1.4% from €795 million to €806 million, in line with the forecast given by Heineken in September 2003.
- Exchange rate movements had the effect of lowering the operating result by € 88 million, € 42 million of this being due to the weak dollar.
- Sales of the Heineken brand in the more lucrative premium segment rose by 6.1% to 18.5 million hl.
- Results in Europe were good, helped not only by the good summer, but also by the focus on improving the sales mix and strong sales growth in Spain, Italy and Poland.
- Although the US market was disappointing, Heineken's market share increased, while new packaging was successfully introduced and the distribution network was further expanded.
- The BBAG acquisition was completed and its integration into the Heineken group is progressing as planned.

[1] Group volume = beer volume sold by consolidated companies and Heineken beers brewed under licence and sold by third parties.

As the Executive Board Chairman, Thony Ruys, said 'Today's results, achieved despite adverse exchange effects and a weak economy, demonstrate once again Heineken's worldwide strength and potential. The acquisition of BBAG represents a major advance in our business development and the strategic investment in China is another good example of the consistent implementation of our acquisition strategy. Although the strong euro will impact on our future profits, I am confident that Heineken will sustain its organic growth and further reinforce its competitive positions.'

Profit forecast

The structural volume growth in the premium segment of the world beer market will continue, enabling Heineken to further improve its sales mix. There is scope for Heineken to expand sales and raise selling prices in several markets, and the company will keep cutting costs wherever possible. Barring unforeseen circumstances, Heineken therefore expects to achieve further organic profit growth[1] in 2004. Our recent acquisitions will also make a positive contribution to the result before amortisation of goodwill. At the current exchange rates for the dollar and other currencies against the euro relative to the basis on which hedging contracts have been entered into, Heineken's net profit will again be severely affected by currency movements. These effects will outweigh the predicted organic profit growth and the contributions to earnings in 2004 by our new acquisitions. Even if the exchange rates stay the same, the weaker dollar will still have a marked impact on our results in 2005. Heineken's long-term profit forecast is positive, given the strength of our brand portfolio, our distribution structure and the opportunities for efficiency gains.

[1] Profit excluding the effects of currency movements, acquisitions, extraordinary items and amortisation of goodwill.

result. Heineken addresses all segments of the beer market, except the low-priced segment, and is actively pursuing further cost savings in Western Europe.

Higher sales of the Heineken brand and speciality beers enabled Heineken to improve the sales mix in all its markets in Western Europe in 2003. The effects of the weak economy, including rising demand for low-priced beers and lower on-trade volume, were largely compensated by the excellent summer. Total sales in Western Europe rose from 42.2 million hl in 2002 to 44.7 million hl in 2003, and the operating result (excluding extraordinary items and amortisation of goodwill) increased from €553 million to €667 million.

In the Netherlands, Heineken's result gained from an improved sales mix, better selling prices and substantial cost savings. The reorganisation projects on which Heineken embarked in 2003 are progressing according to plan and will be completed in 2005. Staffing levels were reduced by over 400 during the year.

The improved result in France reflected a better sales mix, thanks to higher sales of Heineken and Desperados, and lower staff costs.

The result in Spain was significantly higher, due to increased sales of the key Heineken, Amstel and Cruzcampo brands. The reorganisation project which is currently in progress has reduced Heineken España's cost levels.

The greatly improved result in Italy was the product of higher turnover and the improvement in the sales mix yielded by higher sales of Heineken and Birra Moretti. Heineken Italia launched its own portfolio of special beers during the year and strengthened its distribution.

The result in Greece was lower, consistent with the shrinking beer market, but the effect of the reduced sales volume was mitigated to some extent by the improved sales mix and strict cost control.

Central and Eastern Europe
Many of the beer markets in Central and Eastern Europe are still developing and have good potential for volume growth. Prices are still relatively low in most of the beer markets in this region, the largest of which are Russia and Poland. Heineken aims to benefit from rising beer demand and predicts substantial growth in sales of branded beers, and particularly premium beers, in the coming years. The rising purchasing power which is expected to flow from membership of the European Union will add momentum to this trend in some of the countries in the region. The operating result (excluding extraordinary items and amortisation of goodwill) in Central and Eastern Europe increased from €78 million to €93 million.

Heineken's acquisition of brewing group BBAG makes it the largest brewer in Central Europe. Like Heineken, BBAG has strong local market positions, a close affinity with local cultures and expertise in managing brand portfolios. The integration of these newly acquired activities into Heineken's existing operations will generate significant cost synergy, greater growth potential and more efficient and effective brand portfolio management. The new combine will operate under the name Brau Union. BBAG has been included in the consolidation since 1 October 2003.

The Zywiec Group in Poland again reported a greatly improved result, the product of a 9% increase in sales volume and cost savings. Sales of the Heineken brand doubled and the Zywiec Group further increased its market share.

In Russia, Heineken improved its result despite the weak rouble, with sales up 17%. The introduction of locally brewed Heineken beer in early 2003 generated substantially higher sales.

The Americas

Heineken is seeking to establish a strong position in the premium beer segment in the mature and profitable beer markets of the United States and Canada with the Heineken and Amstel Light brands imported from Europe. In the growing beer markets of Central and South America, Heineken is working to expand its position and advance the Heineken brand. Sales in the Americas increased from 8.4 million hl to 12.5 million hl. The operating result (excluding extraordinary items and amortisation of goodwill) fell from €416 million to €369 million, largely due to the dollar's weakness against the euro.

In the United States, the poor weather in the key North East region, the uncertain economic climate, the war in Iraq and the smoking ban in bars and restaurants in some states restrained growth in imported beer sales. Heineken and Amstel Light sales on the US market benefited from the introduction of new packaging and expansion of the distribution network. With independent distributors reducing their inventory levels, sales of the Heineken brand remained at their 2002 level, but Amstel Light sales rose slightly.

Beer sales in Chile and Argentina, where CCU took over production and sale of the Heineken brand, were higher. Heineken acquired a 50% holding last year in IRSA, the majority shareholder in CCU, the largest brewer in Chile which also owns breweries in Argentina.

Asia-Pacific

The Asia-Pacific region comprises a mixture of mature and developing beer markets, of which China is the most important. In the mature markets, Heineken is seeking to improve its sales mix, primarily by boosting sales of the Heineken brand, and reduce its costs. In the developing beer markets, it is focusing on extending its positions and growing sales of the Heineken brand. Sales in the region rose from 8.0 million hl to 8.4 million hl, despite the effects of the Sars epidemic, and the operating result in euros (excluding extraordinary items and amortisation of goodwill) increased from €47 million to €48 million, despite the lower exchange rates of the local currencies against the euro.

In China, the world's biggest beer market, Heineken and its partner, Fraser & Neave, merged their existing brewing and importing activities to form Heineken Asia Pacific Breweries China. To help the brand grow more rapidly, they also agreed to start local production of Heineken beer in April 2004. Heineken APB China further reinforced its market position in early 2004 by acquiring an interest in Guangdong Brewery Holdings.

The brewery in Thailand was extended last year to meet the growing demand for Heineken beer.

Substantial growth in sales of both Heineken and Tiger beer was achieved in Vietnam. A second brewery opened last year near Hanoi in the north, to complement the brewery near Ho Chi Minh City in the south. The new brewery has a capacity of 300,000 hl, which can be expanded to 1 million hl.

As from 2003, excise duties and certain selling expenses are deducted from net turnover in compliance with new regulations in the Netherlands for the determination of net turnover. The relevant figures for 2002 have been adjusted for comparison purposes. The effect of this change is to reduce the reported turnover for 2002 by €1,811 million to €8,482 million. This change has no effect on the reported operating result or net profit. Another difference resulting from these revised reporting regulations is that, as from 2003, the final dividend is shown in shareholders' equity instead of under current liabilities. The comparative figures have been restated accordingly.

The acquisition of BBAG is one reason why Heineken has decided to revise the reporting of its regional results. From now on, reporting on Europe will be split between Western Europe on the one hand and Central and Eastern Europe on the other. Revenues from and results of export business are attributed to the region in which the product is sold to the consumer. Most of the assets employed in exporting are located in Western Europe.

2004 and IFRS

Heineken will apply International Financial Reporting Standard (IFRS) 19 in respect of pensions as from 2004. We expect our pension costs in 2004 under the new system to be in line with the costs under the current system.

The group will apply the IFRS in full in 2005. This change will relate mainly to the valuation of tangible fixed assets at historical cost and the valuation of all financial instruments in the balance sheet at fair value. The depreciation charge on tangible fixed assets is expected to be around €40 million lower.

Healthy 7% organic growth in operating result

Organic growth in operating result (excluding first-time consolidations, amortisation of goodwill, exchange effects and extraordinary items) amounted to 7%, but the total operating result was down 5%, from €1,282 million to €1,222 million.

	in millions of euros	**difference**
Operating result for 2002	1,282	
Organic growth	88	6.9%
First-time consolidations	45	3.5%
Amortisation of goodwill	–31	–2.4%
Exchange effects	–88	–6.9%
Reorganisation costs in the Netherlands	–74	–5.8%
Operating result for 2003	1,222	–4.7%

The operating result excluding amortisation of goodwill (€31 million) and extraordinary reorganisation costs (€74 million) was 3.5% higher, up from €1,282 million to €1,327 million. As a percentage of net turnover, the operating result excluding amortisation of goodwill and extraordinary costs in the Netherlands fell from 15.1% to 14.3% in 2003, due to first-time consolidations and adverse exchange effects.

The operating result before interest, tax, depreciation and amortisation of intangible fixed assets (EBITDA) increased by €55 million, from €1,811 million to €1,866 million. EBITA in 2003 was €1,253 million, compared with €1,282 million in 2002. The result of non-consolidated minority

interests rose €53 million to €101 million, mainly due to a net extraordinary gain of €71 million on the sale of our 15% interest in Argentinian brewery group Quilmes.

Marketing and selling costs as a percentage of net turnover decreased slightly, from 12.4% to 12.2%, but raw materials and packaging costs were up 5%. Staff costs were lower in the mature markets, but higher in the developing markets, giving a net 2% increase on a like-for-like basis. Depreciation charges were 16% higher, mainly due to first-time consolidations and depreciation of the new brewery in Nigeria.

Net interest expense rose €31 million to €140 million, mainly reflecting additional interest expense on loans raised to finance acquisitions as well as on the liabilities of these acquisitions included in the consolidation for the first time and lower interest income on the reduced cash balances.

The average tax burden fell from 31.0% in 2002 to 29.5%, due primarily to non-recurring tax assets in several countries, including Greece.

Net profit (excluding extraordinary items and amortisation of goodwill) increased 1.4% from €795 million to €806 million.

	in millions of euros	**difference**
Net profit for 2002	795	
Organic growth	55	7%
First-time consolidations	0	0%
Amortisation of goodwill	–31	–4%
Exchange effects	–44	–6%
Reorganisation costs in the Netherlands	–48	–6%
Book profit on Quilmes	71	9%
Net profit for 2003	798	0.4%

The organic growth in net profit (excluding first-time consolidations, amortisation of goodwill, exchange effects and extraordinary items) amounted to 7%. Net profit was €3 million (0.4%) higher at €798 million. Net earnings per share increased from €2.03 to €2.04.

Extraordinary items
The net book profit of €71 million on the sale of the 15% interest in Quilmes in the first half of 2003 is shown as an extraordinary item. In the second half of the year, a provision of €74 million before tax was formed for reorganisations in the Netherlands.

Balance sheet and cash flow
Cash flow from operations in 2003 amounted to €2,083 million, compared with €1,628 million in 2002. The €55 million increase in EBITDA to €1,866 million would have been higher without the addition of €95 million to provisions (mainly provisions for reorganisation in the Netherlands), none of which was spent in 2003. Much of the increase in cash flow was due to significantly improved working capital management. By the end of 2003, working capital had been reduced by €92 million.

Net investments of €611 million were made in tangible fixed assets in 2003, compared with €696 million in 2002 when the new brewery in Nigeria accounted for most of the high level of

unforeseen circumstances, Heineken therefore expects to achieve further organic profit growth[1] in 2004. Our recent acquisitions will also make a positive contribution to the result, before amortisation of goodwill. At the current exchange rates for the dollar and other currencies against the euro relative to the basis on which hedging contracts have been entered into, Heineken's net profit will again be severely affected by currency movements. These effects will outweigh the predicted organic profit growth and the contributions to earnings in 2004 by our new acquisitions. Even if the exchange rates stay the same, the weaker dollar will still have a marked impact on our results in 2005. Heineken's long-term profit forecast is positive, given the strength of our brand portfolio, our distribution structure and the opportunities for efficiency gains.

Press information:
Manel Vrijenhoek
Tel: +31 20 523 9355
e-mail: press@heineken.com

Information for investors and analysts:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

The press conference will be broadcast live via the website from 09.30 (CET). The presentation for analysts can be seen live from 12.30 (CET). The analysts' conference call will be held at 16.00 (CET) and will be broadcast live via the website. The three presentations can be monitored on www.heinekeninternational.com, from which they can be downloaded afterwards. The annual report will be available from 26 March 2004.

[1] Profit excluding the effects of currency movements, acquisitions, extraordinary items and amortisation of goodwill.

HEINEKEN N.V.

Consolidated profit and loss account
in millions of euros

	2003		2002	
Net turnover		9,255		8,482*
Raw materials, consumables and services	5,557		5,029*	
Staff costs	1,832		1,642	
Amortisation/depreciation and value adjustments	644		529	
Total operating expenses		8,033		7,200
Operating result		1,222		1,282
Result of non-consolidated participating interests		101		48
Interest		–140		–109
Profit before tax		1,183		1,221
Taxation		–319		–364
Group profit after tax		864		857
Minority interests		–66		–62
Net profit		798		795

Raw materials, consumables and services	2003	2002
Raw materials	625	525
Packaging	1,072	949
Goods for resale	1,137	1,080
Marketing and selling expenses	1,131	1,056*
Transport costs	454	402
Energy and water	163	147
Repair and maintenance	205	185
Other expenses	770	685
	5,557	5,029

* Restated for comparison purposes.

HEINEKEN N.V.

Consolidated balance sheet before proposed appropriation of profit
in millions of euros

	31 December 2003	31 December 2002
Assets		
Fixed assets		
Intangible fixed assets	1,151	39
Tangible fixed assets	4,995	4,094
Financial fixed assets	1,122	835
	7,268	4,968
Current assets		
Stocks	834	765
Receivables	1,379	1,270
Securities	76	98
Cash	1,340	680
	3,629	2,813
	10,897	7,781
Equity and liabilities		
Group equity		
Shareholders' equity	3,167	2,637*
Minority interests	732	393
	3,899	3,030
Provisions	1,367	981
Liabilities		
Long-term borrowings	2,721	1,215
Current liabilities	2,910	2,555*
	5,631	3,770
	10,897	7,781

* Restated for comparison purposes.

HEINEKEN N.V.

Information by region
in millions of euros

	2003	2002*
Sales revenue		
Western Europe	6,404	6,115
Central and Eastern Europe	1,130	891
The Americas	1,497	1,355
Africa and Middle East	823	752
Asia/Pacific	462	484
Eliminations	–1,267	–1,282
Total sales revenue	9,049	8,315
Total revenue from services	206	167
Net turnover	9,255	8,482
Operating result		
Western Europe	584	553
Central and Eastern Europe	83	78
The Americas	358	416
Africa and Middle East	149	188
Asia/Pacific	48	47
Total	1,222	1,282
Operating result (excl. extraordinary items and amortisation of goodwill)		
Western Europe	667	553
Central and Eastern Europe	93	78
The Americas	369	416
Africa and Middle East	150	188
Asia/Pacific	48	47
Total	1,327	1,282
Total assets		
Western Europe	5,597	4,294
Central and Eastern Europe	2,145	936
The Americas	911	667
Africa and Middle East	989	1,071
Asia/Pacific	409	438
	10,051	7,406
Capital invested	846	375
Total assets as shown in the balance sheet	10,897	7,781

* Restated for comparison purposes.

HEINEKEN N.V.

Consolidated cash flow statement
in millions of euros

	2003	2002
Cash flow from operating activities		
Operating profit	1,222	1,282
Results of non-consolidated participating interests	30	48
Amortisation/depreciation and value adjustments	644	529
Movements in provisions	95	–8
Working capital	92	–223
Cash flow from operations	2,083	1,628
Interest paid and received	–132	–103
Taxation paid on profits	–314	–341
Cash flow from operating activities	1,637	1,184
Dividends paid	–241	–187
Cash flow from operating activities less dividends paid	1,396	997
Cash flow from investing activities		
Intangible fixed assets	–26	–35
Tangible fixed assets	–611	–696
Consolidated participating interests	–1,339	–799
Non-consolidated participating interests	–5	–423
Extraordinary result on disposal of participating interests	71	–
Other financial fixed assets	–170	–20
	–2,080	–1,973
Cash flow from financing activities		
Long-term borrowings	1,501	484
Repayment of long-term borrowings	–271	–56
Share issue by group companies	3	–1
	1,233	427
Net cash flow	549	–549
Other cash movements:		
Changes in the consolidation	–32	–88
Exchange differences	15	–36
Movement in net cash	532	–673
The net cash position is made up of:		
– Cash	1,340	680
– Securities	76	98
– Bank overdrafts	–679	–573
	737	205

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.